UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

SELF STORAGE GROUP, INC.
(Exact name of Company as specified in its charter)

Maryland	13-3926714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Self Storage Group, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005
(212) 785-0900
(Address, including zip code, and telephone number, including area code, of Company's principal executive offices)

John F. Ramírez, Esq.
Self Storage Group, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	NASDAQ Capital Market

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of a "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Exhibit Index for this Report is on page 25.

Table of Contents

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

Self Storage Group, Inc. (the "Company" or "SELF") has applied to the Securities and Exchange Commission ("SEC") to deregister as a closed end fund under the Investment Company Act of 1940, as amended (the "1940 Act").  The Company is seeking to register as a smaller reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and list its shares of common stock on NASDAQ Capital Market upon effectiveness of deregistration under the 1940 Act.

FORWARD LOOKING STATEMENTS

This registration statement contains certain "forward looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward looking statements, which generally are not historical in nature. Forward looking statements are subject to certain risks and uncertainties that could cause actual results to materially differ from the Company's historical experience and its current expectations or projections indicated in any forward looking statements. These risks include, but are not limited to, equity securities risk, credit risk, interest rate risk, leverage and borrowing risk, additional risks of certain securities or other assets (including real estate) in which the Company invests, market discount from net asset value, distribution policy risk, management risk, the risks described in Item 1.A hereof and other risks discussed in the Company's filings with the SEC. You should not place undue reliance on forward looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise any forward looking statements made herein.

Item 1.                                        Business.

Background

The Company is currently a non-diversified, closed-end management investment company registered under the 1940 Act.  As such, the Company files reports with the SEC as required by the 1940 Act and other applicable securities laws including, among others, Form N-2, Form N-CSR, Form N-SAR, Form N-Q, Form N-PX, and Schedule 14A.  The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Additional information about the Company, not contained in this form or made a part hereof, may be found at www.selfstoragegroupinc.com.

The Company was incorporated on December 12, 1996 under the laws of the state of Maryland, and from that date through the date of this registration statement, the Company has been a corporation duly qualified and in good standing in that state.

From September 1, 1983 to February 7, 1997, the Company was a diversified series of shares of Bull & Bear Incorporated, an open-end management investment company. On January 23, 1997, the Company (formerly known as Global Income Fund, Inc.) filed a Form N-8A Notification of Registration pursuant to Section 8(a) of the Act, registering the Company as an investment company thereunder, and a Registration Statement on Form N-2 for closed-end investment companies.  The Company commenced operations as a closed-end management investment company on February 7, 1997.  The Company's fiscal/taxable year ends December 31.

The Company is currently authorized to issue twenty million (20,000,000) shares of common stock, with a par value of ($.01) per share. As of March 31, 2015, 7,416,766 shares of common stock of the Company were outstanding.  These shares are quoted over the counter with Pink OTC Markets Inc. under the ticker symbol "SELF" and, as of March 31, 2015, are held by 34 stockholders of record.  In connection with the adoption of a stockholder rights plan, the Company's Board of Directors (the "Board") declared a special dividend distribution of one non-transferrable right for each outstanding share of the Company's common stock, par value $.01 per share, to stockholders of record at the close of business on March 27, 2015. Each right entitles the registered holder to purchase from the Company one share of its common stock, par value $.01 per share, subject to adjustment.  The rights will expire on July 24, 2015 unless earlier redeemed or exchanged by the Company.  The Company does not have any other securities outstanding.

Prior to 2012, the Company operated as a non-diversified management investment company with a primary investment objective to provide stockholders with a high level of income, with capital appreciation as a secondary objective.  At a special meeting of stockholders held on December 15, 2011 and adjourned to February 29, 2012 (the "Special Meeting"), the Company's stockholders approved a proposal to change the Company's business from an investment company investing primarily in closed-end funds that invest significantly in income producing securities and a global portfolio of investment grade fixed income securities to an operating company that would own, operate, manage, acquire, develop and redevelop professionally managed self storage facilities and would seek to qualify as a real estate investment trust ("REIT") for federal tax purposes (the "Business Proposal").  A professionally managed self storage facility refers to a type of real property that offers storage space rental, generally on a month-to-month basis, for personal or business use. The Company's self storage facilities are managed by a professional staff with significant experience in managing and operating self storage facilities. The Company has hired, and intends to continue to hire, qualified personnel with significant experience in managing and operating self storage facilities to manage the Company's properties. By doing so, the Company seeks to differentiate itself from others in the self storage industry, which is predominantly fragmented with non-professional ownership. The Company manages and operates each of its self storage facilities described below using its own personnel and does not intend to retain third party management for any of its self storage facilities.

Following stockholder approval of the Business Proposal, the Company's management has implemented the Business Proposal by terminating its investment management agreement, purchasing real property self storage facilities through wholly owned subsidiaries, and engaging in a strategy to convert from an investment company to an operating company.  Registration as an investment company and compliance with the 1940 Act limits certain of the Company's business activities.  By design, the 1940 Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company's business, operations, and financial viability.  Examples include a general prohibition on the granting of warrants, and requirements to obtain stockholder approval prior to issuing securities at less than the net asset value per share.  In addition, the limitations imposed by Section 18 of the 1940 Act on the Company's capital structure constrain the Company's ability to borrow and otherwise manage its capital structure in ways that the Company's Board of Directors believes are prudent and reasonable for an operating company but are prohibited for a registered investment company.  Such restrictions present significant obstacles to capital raising activities in which the Company would otherwise participate if it were not for its status as a registered investment company.  Further, the prohibitions of Section 17 of the 1940 Act on transactions with affiliates, together with Section 23(a) of the 1940 Act, also present an obstacle to the Company by effectively prohibiting many types of incentive based compensation the Company's Board of Directors considers to be reasonable and necessary to attract and retain the best qualified persons to manage the Company's business.

Principal Business Activities

The Company currently has 20 total employees (10 full-time) and owns, operates and manages, through its wholly owned subsidiaries, seven self storage facilities located in New York, Pennsylvania, Illinois, Indiana and South Carolina, comprising more than 80% of its net assets. All together, these facilities total 501,920 net rentable square feet and offer 3,697 storage units. In addition to traditional and climate-controlled units, many of the facilities feature both covered and outside auto/RV/boat storage.

We have applied to register the trademark and developed the brand "Global Self Storage." Each of the Company's self storage facilities have been renamed and re-branded to "Global Self Storage." Upon deregistration as an investment company, the Company intends to change its name to Global Self Storage, Inc. and we intend to convert all future property acquisitions to the "Global Self Storage" brand. We have developed the corporate logo (as displayed on the prior page) and have incorporated it on all of our on-site signage, advertising and other marketing materials. This branding process has included the creation and development of the www.GlobalSelfStorage.us website, whereby prospective customers can click through and read and learn about the features of any of our self storage facilities in their various locations. Existing self storage customers may also pay their storage unit rent on-line through www.GlobalSelfStorage.us. We are continuing to develop the Global Self Storage web presence through selected internet advertising and search engine optimization work. Concomitantly, we continue to solicit reviews from our customers for posting on the "Testimonials" section of our website. We have found that our most reliable source of new tenants is from our roster of current tenants through referrals. In all of our marketing efforts, nothing seems to be as productive as asking happy, satisfied tenants to recommend Global Self Storage to their family, friends, colleagues and others. All of our property managers' attention to detail – maintaining security, cleanliness and attentive customer service – can reap long term benefits for the Company in attracting more and longer-lived self storage tenants.

Each of the Global Self Storage facilities features a 24/7 Rental and Payment Center Kiosk where prospective tenants may rent a unit at any hour of the day and current tenants may pay their rent. All of our facilities have on-site property managers who are committed to delivering the finest customer service. Our customer call center handles telephone inquiries from current and prospective tenants whenever our property managers are not available, can respond to questions about our facilities and storage features, and can take storage unit reservations. We are committed to delivering convenience and care to our storage customers as well as maintaining clean and secure self storage facilities at all times.

Item 1A.                          Risk Factors.

Stockholders should note that there are a number of risks related to the Company's business in connection with the implementation of the Business Proposal. Additionally, there are risks related to the operating performance of the Company's self storage facilities and the Company's performance is subject to risks associated with the real estate industry. There are also risks related to the Company's organization and structure and risks related to the Company's tax status as a REIT. These risks may adversely affect the Company's financial condition, yield on investment, results of operations, cash flow, per share trading price of its common stock and ability to satisfy debt service obligations, if any, and to make cash distributions to its shareholders.  Whether the Company is a registered investment company or an operating company, an investment in the Company, like an investment in any other public company, is subject to investment risk, including the possible loss of your investment.

The Company's investments are subject to concentration risk.  The Company is subject to specific risks attributable to the concentration of its investments in the real estate sector and the self storage business, which are described further below.  As is generally true for most companies that concentrate their holdings in a particular industry or industries, the Company may be more susceptible to economic, political, and regulatory developments than is the case for companies with investments in a broader range of industries.

Risks Related to the Company's Self Storage Facility Operations

The Company's performance is subject to risks associated with operation of self storage facilities.  The following factors, among others, may adversely affect the operating performance of the Company's self storage facilities:

•	Perceptions by prospective tenants of the Company's self storage properties of the safety, convenience, and attractiveness of such properties and the areas in which they are located.

•	A general decline in rental rates or an increase in tenant defaults.

•
Vacancies or inability to rent storage space on favorable terms. If the Company is unable to promptly re-let its units or if the rates upon such re-letting are significantly lower than expected, then its business and results of operations would be adversely affected. Any delay in re-letting units as vacancies arise would reduce the Company's revenues and harm the Company's operating results. In addition, lower than expected rental rates upon re-letting could adversely affect the Company's revenues and impede the Company's growth.

•
Increases in operating costs. Increases in operating costs, including insurance costs, labor costs, utilities, capital improvements, real estate assessments and other taxes and costs of compliance with REIT Requirements and with other laws, regulations and governmental policies could adversely affect the Company's results of operation and cash flow.  The Company is required to pay state and local taxes on its properties. Increases in property or other taxes generally are not passed through to tenants under leases and may reduce the Company's results of operations and cash flow.

•	Actual or perceived oversupply or declining demand of self storage in a particular area.

•
Difficulties in hiring, training and maintaining skilled field personnel. The Company will depend upon its on-site personnel to maximize tenant satisfaction at each of its properties, and any difficulties the Company encounters in hiring, training and maintaining skilled field personnel may harm its operating performance.  The general professionalism of a site's managers and staff are contributing factors to a site's ability to successfully secure rentals and retain tenants. If the Company is unable to successfully recruit, train and retain qualified field personnel, the quality of service could be adversely affected, which could lead to decreased occupancy levels and reduced operating performance.

•
Competition from other self storage facilities which may adversely impact the markets in which the Company invests and in which the Company's self storage companies operate. Increased competition in the self storage business has led to both pricing and discount pressure. The increased competition could limit the Company's ability to increase revenues in many markets in which it may operate. While some markets may be able to absorb the increase in self storage facilities due to superior demographics and density, other markets may not be able to absorb the additional facilities and not perform as well.

•	Industry slowdowns, relocation of business and changing demographics may adversely impact the markets in which the Company invests and in which the Company's self storage companies operate.

The Company invests in a limited number of self storage facilities. As a result, the potential effect on the Company's financial condition, results of operations, and cash available for distribution to shareholders, resulting from poor performance at one or more of its self storage facilities could be more pronounced than if the Company had a more diversified portfolio of properties.

The Company's performance is subject to risks associated with the real estate industry.   An investment in the Company is closely linked to the performance of the real estate markets in which the Company invests and subject to the risks associated with the direct ownership of real estate, including fluctuations in interest rates, inflation or deflation; declines in the value of real estate; and competition from other real estate investors with significant capital.  Prevailing economic conditions may adversely affect the Company's business, financial condition and results of operations.

The Company may be unable to complete acquisitions that would grow its business.  The Company expects to make future acquisitions of self storage properties.  The Company may not be successful in identifying and consummating suitable acquisitions that meet its criteria, which may impede the Company's growth.  The Company may encounter competition when it seeks to acquire properties, especially for brokered portfolios.  Aggressive bidding practices by prospective acquirers have been commonplace and this competition also may be a challenge for the Company's growth strategy.  Should the Company pay higher prices for self storage properties or other assets, its profitability may be reduced.  The Company's ability to acquire properties on favorable terms may be constrained by the following additional risks:

•	The inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions.

•
The consideration paid for properties may exceed their value. Due to competition for the properties the Company seeks to acquire or otherwise, the consideration paid for certain properties may exceed their value.

•	The Company may spend more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties.

•
The Company may acquire properties subject to liabilities. The Company may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

•
The Company may encounter delays in the selection, acquisition, development or redevelopment of self storage properties which could adversely affect returns to shareholders.  Shareholders could suffer delays in the distribution of cash dividends attributable to any such properties.

The Company's investments in development and redevelopment projects may not yield anticipated returns. In deciding whether to develop or redevelop a particular property, the Company makes certain assumptions regarding the expected future performance of that property.  To the extent that the Company engages in development and redevelopment activities, it is subject to the following risks:

•
The Company may not complete development projects on schedule or within projected budgeted amounts. The Company may underestimate the costs necessary to bring the property up to the standards established for its intended market position. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development or redevelopment projects.

•	The Company may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

•
The Company may be unable to increase occupancy at a newly acquired property as quickly as expected or at all. Occupancy rates and rents at newly developed or redeveloped properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in the Company's investment not being profitable.

•	The Company may be unable to obtain financing for these projects on favorable terms or at all.

•
The Company may fail to successfully integrate and operate acquired properties. When the Company acquires any self storage properties, it will be required to integrate them into its then existing portfolio.  The acquired properties may turn out to be less compatible with the Company's growth strategy than originally anticipated, may cause disruptions in its operations or may divert management's attention away from day-to-day operations, which could impair the Company's results of operations.

Regulatory compliance costs will reduce the Company's income. The Company's real estate investments also are subject to risks related to changes in, and changes in enforcement of, federal, state and local laws, regulations and governmental policies, including fire and safety requirements,  health, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990 ("ADA").  Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict the Company's use of its properties and may require the Company to obtain approval from local officials or community standards organizations at any time with respect to its properties, including prior to acquiring a property or when undertaking renovations of any of its existing properties.  Further, compliance with the ADA and other regulations may require the Company to make unanticipated expenditures that could significantly reduce cash available for distribution to shareholders.  A failure to comply with the ADA or similar state laws could lead to government imposed fines on the Company and/or litigation, which could also involve an award of damages to individuals affected by the noncompliance.  Such noncompliance also could result in an order to correct any noncomplying feature, which could result in substantial capital expenditures.

In addition, the extensive environmental regulation to which the Company is subject creates uncertainty regarding future environmental expenditures and liabilities.  Under environmental regulations such as the federal Comprehensive Environmental Response and Compensation Liability Act, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. Such laws often impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property, even after they no longer own or operate the property. Moreover, the past or present owner or operator of a property from which a release emanates could be liable for any personal injuries or property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases.  The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral.

 The Company may incur liability from tenant and employment-related claims and litigation. From time to time the Company may be required to resolve tenant claims and litigation and employment-related claims and litigation by corporate level and field personnel which could result in substantial liabilities to the Company.  There have been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage.

 Uninsured losses or losses in excess of the Company's insurance coverage could adversely affect its financial condition and cash flow. The Company maintains comprehensive liability, fire, flood, earthquake, wind, extended coverage and rental loss insurance (as deemed necessary or as required by Company lenders, if any) with respect to its properties.  Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a property.  In addition, if any such loss is insured, the Company may be required to pay significant amounts on any claim for recovery of such a loss prior to its insurer being obligated to reimburse the Company for the loss, or the amount of the loss may exceed the Company's coverage for the loss.

 Perceptions of the self storage industry may affect the Company. To the extent that the investing public has a negative perception of the self storage industry, the value of the Company's securities may be negatively impacted.

 The Company's investments are relatively illiquid.  The Company may be unable to promptly sell one or more properties in response to changing economic, financial and investment conditions. The Company cannot predict whether it will be able to sell any property for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to it. The Company may be required to expend funds to correct defects or to make improvements before a property can be sold. The Company cannot give assurances that it will have funds available to correct those defects or to make those improvements. In acquiring a property, the Company may agree to transfer restrictions that materially restrict it from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions may impede the Company's ability to sell a property even if it deems it necessary or appropriate. The Company may also have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

To the extent the Company invests in publicly traded REITs, the Company's performance may be subject to the risks of investment in such securities.  The value of the Company's investments in REITs may fluctuate, sometimes rapidly and unpredictably.  Because REITs concentrate their assets in the real estate industry, the performance of REITs is closely linked to the performance of the real estate markets.  Property values may fall due to increasing vacancies or declining rents resulting from economic, legal, cultural or technological developments, rising interest rates, and rising capitalization rates.  REIT prices also may drop because of the failure of borrowers to pay their loans and poor management.  In addition, there are specific risks associated with particular sectors of real estate investments such as self storage, retail, office, hotel, healthcare, and multi-family properties.  Many REITs utilize leverage, which increases investment risk and could adversely affect a REIT's operations and market value in periods of rising interest rates as well as risks normally associated with debt financing.  In addition, a REIT's failure to qualify for conduit income tax treatment under the IRC or failure to maintain exemption from registration under the 1940 Act could adversely affect its operations. The failure of these investments to perform as expected may have a significant effect on the Company's performance and its ability to make distributions to shareholders.

The Company may be unable to maintain its current level of distributions or increase distributions over time.  There are many factors that can affect the availability and timing of cash distributions to shareholders. Cash distributions will be based principally on cash available from the Company's operations. The amount of cash available for distributions is affected by many factors, such as the Company's ability to purchase or develop self storage facilities, rental income from such properties and the Company's operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. The Company cannot assure shareholders that it will be able to maintain its current level of distributions or that distributions will increase over time. The Company may not have sufficient available cash from operations to make a distribution required to qualify for or maintain its REIT status.  The Company may be required to borrow or make distributions that would constitute a return of capital which may reduce the amount of capital it invests in self storage facilities.

Risks Related to the Company's Organization and Structure

Management has no prior experience operating a REIT and complying with the income, asset and other limitations imposed by the REIT provisions of the IRC. Those provisions are complex and the failure to comply with those provisions in a timely manner could cause the Company to fail to qualify as a REIT or could force the Company to pay unexpected taxes and penalties. Managing a portfolio of self storage facilities under such constraints may hinder the Company's ability to achieve its objectives.

The Board may revoke or otherwise terminate the Company's REIT election without the approval of shareholders if it determines that it is no longer in the Company's best interests to continue to qualify as a REIT.  If the Company ceases to qualify as a REIT, it would become subject to federal income tax on its taxable income and would no longer be required to distribute most of its net taxable income to shareholders, which may have adverse consequences on the total return to the Company's shareholders.

The Company's business could be harmed if key personnel with business experience in the self storage industry terminate their employment with the Company.  The Company's proposed executive officers have experience in the self storage industry and the Company's success will depend, to a significant extent, on their services.  There is no guarantee that any of them will remain employed with the Company.  The Company does not generally maintain key person life insurance.  The loss of services of one or more members of the Company's senior management could harm the Company's business.

There may be conflicts of interest resulting from the relationships among the Company and its affiliates and other related parties.  Various elements of the Business Proposal present potential conflicts of interest, which may continue to exist after the consummation of the Business Proposal.  For instance, certain of the individuals who serve as the Company's officers and directors following the consummation of the Business Proposal currently are engaged in the management of other business entities in the self storage business.  For instance, Mark C. Winmill, who directs the Company's business as a REIT, is also president of Tuxis Corporation and its subsidiaries ("Tuxis"). Tuxis is an operating company that operates a self storage facilities business, but is not a REIT.  Other members of the Company's senior management are also involved in Tuxis's self storage business.  The outside business interests of the Company's proposed executive officers may divert their time and attention away from the Company, and may result in a potential conflict with respect to the allocation of business opportunities, which could harm its business.  The Board has adopted policies and procedures designed to mitigate these conflicts of interest, such as allocation procedures that the Company's senior management must follow in determining the appropriate allocation of such business opportunities.  The Board of Directors of Tuxis has adopted similar policies and procedures.

Upon deregistration under the 1940 Act, the Company will be permitted to engage in transactions with affiliates that otherwise would be prohibited by the 1940 Act.  For instance, the Company will be permitted to acquire real property and related assets from, and sell real property and related assets to, its affiliates.  These transactions could result in terms that are more favorable to the affiliate than would have been obtained on an arm's length basis, and could operate to the detriment of the Company's shareholders.  The Company's independent directors will review all affiliated and related party transactions.

The Company may sell its common stock at a price below book value without shareholder approval.  Section 23(b) of the 1940 Act generally prohibits closed-end investment companies from selling their common stock at a price below current net asset value.  Upon deregistration, the Company may offer its common stock at below book value without shareholder approval.

Certain provisions of Maryland law and in the Company's Charter and Bylaws (collectively, the "Governing Documents") may prevent changes in control or otherwise discourage takeover attempts that may be beneficial to shareholders. The Company currently has provisions in its Governing Documents which could have the effect of limiting (1) the ability of other entities or persons to acquire control of the Company, (2) the Company's freedom to engage in certain transactions, or (3) the ability of the Company's directors or shareholders to amend the Governing Documents or effectuate changes in the Company's management.  Similarly, certain provisions of Maryland law may have the effect of deterring a third party from making a proposal to acquire the Company or of impeding a change in control under circumstances that otherwise could provide the holders of the Company's capital stock with the opportunity to realize a premium over the then-prevailing market price of that stock.  Currently, the Board has opted not to subject the Company to the statutory limitations of either the business combination provisions or the control share acquisitions provisions of Maryland law, but the Board may change this option as to either statute in the future.  If the Board chooses to make them applicable to the Company, these provisions could delay, deter or prevent a transaction or change of control that might involve a premium price for holders of the Company's capital stock or might otherwise be in their best interest.

Risks Related to the Company's Tax Status as a REIT

Failure to continue to qualify for treatment as a REIT may have adverse tax consequences. The following summary is limited to the federal tax risks mentioned below.  Additional risks or issues may exist that are not addressed herein and could affect the federal tax treatment of the Company as a REIT or its shareholders.

Even though the Company currently qualifies for federal tax treatment as a REIT, it may face tax liabilities that will reduce its cash flow. Although the Company qualifies as a REIT, it may be required to pay some federal, state and local taxes on its income and property.  The Company may utilize a taxable REIT subsidiary ("TRS"), a fully taxable corporation, which may be limited in its ability to deduct interest payments made to the Company.  To the extent the Company or any TRS is required to pay federal, state or local taxes, the Company will have less cash available for distribution to its shareholders.

Complying with the REIT requirements may cause the Company to forego, or to liquidate, otherwise attractive opportunities.  To qualify as a REIT for federal tax purposes, the Company must continually satisfy various requirements concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to its shareholders, and the ownership of shares.  To continue to meet these requirements, the Company may be required to forego attractive business or investment opportunities.  It also may be required to make distributions to its shareholders at disadvantageous times or when it does not have funds readily available for distribution.  Thus, compliance with the REIT requirements may adversely affect the Company's ability to maximize profits and may hinder its investment performance.

Failure to qualify for treatment as a REIT would have significant adverse consequences.  Qualification for treatment as a REIT involves the application of highly technical and extremely complex Code provisions for which there are only limited judicial and administrative interpretations.  The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify for REIT treatment.  Although the Company believes that it can continue to operate in a manner that will allow it to qualify for that treatment, it can give no assurance that it will do so for any particular taxable year.  The Company has not requested and does not plan to request a ruling from the IRS or an opinion of counsel regarding its qualification as a REIT.

If the Company fails to qualify for treatment as a REIT at any time and does not qualify for certain statutory relief provisions, it would be required to pay federal income tax on its taxable income, and possibly could be required to borrow money or sell assets to pay that tax, thus substantially reducing the funds available for distribution for each year involved.  Unless entitled to relief under specific statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which it lost its qualification.  In addition, all distributions to shareholders, including capital gain dividends, would be subject to tax as regular dividends to the extent of the Company's earnings and profits.

The Company's REIT taxable income may exceed its cash flow for a year, which could necessitate its borrowing funds and/or subject it to tax, thus reducing the cash available for distribution to its shareholders.  The Company intends to make cash distributions each year sufficient to satisfy REIT distribution requirements and to avoid liability for the REIT excise tax.  There can be no assurance, however, that it will be able to do so.  The Company's REIT taxable income may substantially exceed its net income as determined based on GAAP, as well as its cash flow, because, for example, realized capital losses will be deducted in determining GAAP net income but may not be deductible in computing taxable income or because it acquired assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets.  If the cash flow the Company generates in a particular year is less than its taxable income, it may be required to use cash reserves, incur short-term, or possibly long-term, debt or liquidate non-cash assets at rates or at times that are unfavorable in order to make the necessary distributions.

Distributions or gain on sale of shares may be treated as unrelated business taxable income ("UBTI") to tax-exempt investors.  If (1) a tax-exempt shareholder has incurred debt to purchase or hold shares, (2) the Company acquires real estate mortgage investment conduit residual interests that generate "excess inclusion income" or (3) all or part of the Company's assets are subject to the rules relating to "taxable mortgage pools," then a part of its distributions to a tax-exempt shareholder, and in the case of a shareholder described in clause (1) gain, if any, realized on the sale of its shares, may be subject to federal income tax as UBTI.

Dividends payable by the Company will not qualify for the reduced tax rates available for qualified dividend income ("QDI").  In 2003, the maximum tax rate for QDI of shareholders who are individuals, trusts or estates was reduced from 35% to 15%; that rate is in effect through the end of 2015.  Dividends payable by REITs, however, generally are not eligible for the reduced rate.  Although that ineligibility does not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate dividends could cause individual, trust and estate investors to perceive investments in REITs as relatively less attractive than investments in non-REIT corporations (including closed end funds, such as the Company in its current operating form) that pay dividends, which could adversely affect the value of the stock of REITs, including the shares.

REIT restrictions on ownership of Company shares may delay or prevent its acquisition by a third party.  For the Company to qualify as a REIT, not more than 50% of the value of its outstanding shares may be owned, directly, indirectly or constructively, by five or fewer individuals during the last half of any taxable year.

The Company may be subject to adverse legislative or regulatory tax changes.  At any time, the Internal Revenue Code of 1986, as amended (the "IRC") and/or regulatory provisions governing REITs may be amended or the administrative interpretations of those provisions may change.  Any such amendment or change, which may have retroactive application, could adversely affect the Company's shareholders.  The Company cannot predict whether, when, in what form(s) or with what effective date(s), the tax law applicable to the Company or its shareholders will be changed.

Item 2.                                        Financial Information.

Financial Condition and Results of Operations

As of December 31, 2014, the Company's assets were comprised of its wholly owned subsidiaries, holdings of investment securities, and cash items.  Specifically, as of December 31, 2014, in aggregate, the Company's wholly owned subsidiaries represented approximately 81% of the Company's total assets measured at fair value (exclusive of Government securities and cash items), and each of the Company's wholly owned subsidiaries primary asset exclusive of cash, receivables, and prepaid expenses consisted of real property self storage facilities.  Also, as of December 31, 2014, the Company's holdings of unaffiliated investments in equity securities and a money market fund represented approximately 19%, of the Company's total assets measured at fair value.  As of December 31, 2014, the Company's money market investment, which is included as a cash item, represented approximately 9% of the Company's total assets measured at fair value.

During fiscal 2013, the Company's wholly owned subsidiaries commenced operations, except for SSG Sadsbury LLC and SSG Rochester LLC, each of which commenced operations in December 2012. During this initial startup period, no distributions were paid by the subsidiaries and the Company derived virtually all of its gross income from dividends paid by, and realized gains from dispositions of shares of, publicly traded REITs, and less than 1% from its cash items.

 For the year ended December 31, 2014, the Company received dividends of $2,178,000 from its wholly owned subsidiaries engaged in the operation of self storage facilities and dividends of $259,401 from its holdings of investment securities of unaffiliated issuers. Further, for the year ended December 31, 2014, the Company's self storage operations earned rental and other property revenue of $3,979,860. The Company also earned $1,505,832 from realized gains from divestment of its holdings of investment securities of unaffiliated issuers for the year ended December 31, 2014.

The Company expects to continue to earn a majority of its gross income from its self storage facility operations as its current self storage facility operations continue to develop and as it makes additional self storage facility acquisitions. Further, the Company expects its income from investment securities and the time deposit to continue to decrease as it continues to divest its holdings of investment securities.

No subsidiary of the Company derives any of its gross income from investment securities. As of December 31, 2014, the Company's wholly owned subsidiaries, in aggregate, were generating approximately $331,000 of monthly rental and other property income (approximately $119,000 on a net income basis). Further, the Company's management is actively reviewing a number of other self storage facility development and acquisition opportunities.

Importantly, we have implemented an ongoing revenue management program which includes regular internet data scraping of local competitors' prices. We do this in order to maintain our competitive market price advantage for our various sized storage units at our Global Self Storage properties. This program helps us maximize and realize our properties' occupancies and our self storage revenue and net operating income.

GLOBAL SELF STORAGE FACILITIES (as of December 31, 2014)
Property	Address	Number of Units	Net Rentable Square Feet(1)	Dec. 31, 2013 Square Foot Occupancy %	Dec., 2014 Square Foot Occupancy %
SSG BOLINGBROOK LLC	296 North Weber Road, Bolingbrook, IL 60440	597	99,550	88%	86%
SSG DOLTON LLC	14900 Woodlawn Avenue, Dolton, IL 60419	651	87,325	74%	92%
SSG MERRILLVILLE LLC	6590 Broadway, Merrillville, IN 46410	506	71,120	90%	92%
SSG ROCHESTER LLC	2255 Buffalo Road, Rochester, NY 14624	649	67,819	74%	88%
SSG SADSBURY LLC	21 Aim Boulevard, Sadsburyville, PA 19369	480	62,248	88%	95%
SSG SUMMERVILLE I LLC	1713 Old Trolley Road, Summerville, SC 29485	558	72,700	60%	71%
SSG SUMMERVILLE II LLC	900 North Gum Street, Summerville, SC 29483	256	41,158	93%	93%
TOTAL		3,697	501,920	79.3%	87.7%

(1)
Includes outside auto/RV/boat storage space of approximately 13,000 square feet at SSG Sadsbury LLC, 45,300 square feet at SSG Bolingbrook LLC, 9,900 square feet at SSG Dolton LLC, 11,170 square feet at SSG Merrillville LLC and 5,300 square feet at SSG Summerville II LLC.

As of December 31, 2014, the average overall square foot occupancy for all of the Company's facilities combined was 87.7%, up from 79.3% on December 31, 2013. During the year, our self storage properties experienced the usual late spring and summer seasonal boost in overall occupancy as well as the predicted slight occupancy decrease during late fall and early winter. However, we believe that through our various marketing initiatives, we are continuing to attract long term value tenants who we expect will be storing with us for years. Currently, our average tenant duration of stay is over two years.

Our storage facilities are located in the Northeast, Mid-Atlantic and Mid-West regions of the country in generally highly populated and high traffic areas. In each of these areas, our marketing efforts are focused on attracting quality, long term and credit worthy tenants. This "tenant quality over tenant quantity" focus extends to all of our marketing and customer service efforts, especially reflected in our referral marketing program.

The Company's investments in self storage facilities have a limited trading market and may be illiquid.  The Company may be unable to promptly sell one or more properties in response to changing economic, financial and investment conditions. The Company cannot predict whether it will be able to sell any property for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to it. The Company may be required to expend funds to correct defects or to make improvements before a property can be sold. The Company cannot give assurances that it will have funds available to correct those defects or to make those improvements. In acquiring a property, the Company may agree to transfer restrictions that materially restrict it from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions may impede the Company's ability to sell a property even if it deems it necessary or appropriate. The Company may also have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

Operationally throughout 2014 and continuing into the first quarter of 2015, the self storage industry continued to enjoy positive trends. Demand for self storage space was sustained by the recovering job and housing markets. The industry experienced generally higher occupancies which led to higher asking rental rates in many markets. Rental rate discounting ("$1 Move-In", "First Month Free") was widely reported to be reduced due to higher occupancies. Finally, there continued to be a relatively low number of newly developed self storage properties available, further bolstering demand for existing self storage space by storage customers. It is management's expectation that this rise in demand, coupled with limited new construction, should continue to support positive absorption across all markets. The Company's management has noted in certain markets among certain well-capitalized self storage players a recent renewed interest in developing new self storage properties, in expanding existing self storage properties, and in converting and re-purposing existing well-located retail and other buildings to climate-controlled and traditional storage unit properties. We intend to continue to be a part of these new developments in self storage.

The positive operational trends described above combined with continued low interest rates have led new investors into the self storage real property market. Capitalization rates have compressed for high-quality class A institutional size properties, traditionally in demand by REITs and private equity groups. This phenomenon of many players seeking and bidding up relatively few available class A assets have sent yield-seeking investors down the quality scale to capture higher returns in stabilized assets in one-off markets and class B and C assets located in secondary and tertiary cities. We expect these trends to continue through 2015. As such, the Company intends to continue seeking investment opportunities in real property self storage facilities and to employ its strict standards in evaluating all new opportunities. Also, we intend to expand by new construction some of our self storage facilities wherever economically feasible. Global Self Storage in Sadsburyville, PA has completed the major construction of a new all climate-controlled building adding 17,500 net leasable square feet, which will bring the total net leasable square feet for that high-quality class A institutional size property to approximately 80,000 square feet. In the second half of 2015, Global Self Storage in Bolingbrook, IL intends to convert 40,000 square feet of current parking space to new climate-controlled and traditional storage unit buildings, resulting in another state-of-the-art Global Self Storage property of approximately 100,000 net leasable square feet excellently located in a Chicago suburb of favorable long term demographics. Generally, each subsidiary uses a combination of capital contributions from the Company and its own respective funds from operations to pay for such capital expenditures. Next up for expansion review are the Merrillville, Rochester and Summerville II Global Self Storage facilities.

GLOBAL SELF STORAGE PROPERTIES SUMMARY FINANCIAL INFORMATION (Unaudited results for the year ended December 31, 2014)(1)
Property	Address	Total Revenues	Funds From Operations	Depreciation & Amortization
SSG BOLINGBROOK LLC	296 North Weber Road, Bolingbrook, IL 60440	$691,080	$413,396	$153,986
SSG DOLTON LLC	14900 Woodlawn Avenue, Dolton, IL 60419	$678,255	$422,622	$139,392
SSG MERRILLVILLE LLC	6590 Broadway, Merrillville, IN 46410	$588,259	$407,642	$133,896
SSG ROCHESTER LLC	2255 Buffalo Road, Rochester, NY 14624	$858,707	$386,290	$83,818
SSG SADSBURY LLC	21 Aim Boulevard, Sadsburyville, PA 19369	$558,366	$258,490	$86,468
SSG SUMMERVILLE I LLC	1713 Old Trolley Road, Summerville, SC 29485	$383,451	$168,174	$69,573
SSG SUMMERVILLE II LLC	900 North Gum Street, Summerville, SC 29483	$221,742	$118,062	$43,962
TOTAL		$3,979,860	$2,174,676	$711,095

(1)
The table above is not a full and complete financial presentation of the Company's results in accordance with U.S. generally accepted accounting principles ("GAAP"), but is rather a summary of its self storage properties' financial highlights. For example, certain expense and income items such as "Corporate overhead expense", "Securities dividends and interest income" and "Realized gain (or losses) on securities" are not included, presented or discussed in this table. Funds From Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts, Inc. as net income computed in accordance with GAAP, excluding gains or losses on sales of operating properties and impairment write downs of depreciable real estate assets, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. The Company believes that to further understand the Company's performance, FFO should be considered along with the reported net income and cash flows in accordance with GAAP, as presented in the Company's consolidated financial statements. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income as an indication of the Company's performance, as an alternative to net cash flow from operating activities as a measure of liquidity, or as an indicator of the Company's ability to make cash distributions.

The reconciliation of the Company's Non-GAAP financial measure of its self storage properties is set forth below. The following table presents a reconciliation of the combined net income of the Company's self storage properties to FFO for the year ended December 31, 2014:

	Combined
	Statements						Summerville	Summerville
	of Income	Bolingbrook	Dolton	Merrillville	Rochester	Sadsbury	I	II

Net income	$1,435,999	$259,410	$283,230	$249,536	$302,472	$172,022	$96,578	$72,751
Add
Depreciation and amortization	711,095	153,986	139,392	133,896	83,818	86,468	69,573	43,962
Income taxes	27,582	-	-	24,210	-	-	2,023	1,349

FFO self storage properties	$2,174,676	$413,396	$422,622	$407,642	$386,290	$258,490	$168,174	$118,062

The Company has entered into a Committed Facility Agreement (the "CFA") with BNP Paribas Prime Brokerage, Inc. ("BNP") that allows the Company to adjust its credit facility amount up to $20,000,000, and a Lending Agreement, as defined below. Borrowings under the CFA are secured by assets of the Company that are held with the Company's custodian in a separate account (the "pledged collateral"). Interest is charged at the 1 month LIBOR (London Inter-bank Offered Rate) plus 0.95% on the amount borrowed and 0.50% on the undrawn balance. Because the Company adjusts the facility amount each day to equal borrowing drawn that day, the 0.50% annualized rate charge on undrawn facility amounts provided for by the CFA has not been incurred. The outstanding loan balance and the value of eligible collateral investments as of December 31, 2013 were $1,717,040 and $5,012,126, respectively, and the weighted average interest rate and average daily amount outstanding under the CFA for the year ended December 31, 2013 were 1.13% and $207,014, respectively. The maximum outstanding balance during the year ended December 31, 2013 was $1,805,823. As of December 31, 2014, there was no outstanding loan balance or assets pledged as collateral. The weighted average interest rate and average daily amount outstanding under the CFA for the year ended December 31, 2014 were 1.11% and $297,833, respectively. The maximum amount outstanding during the year ended December 31, 2014 was $1,717,823.

The Lending Agreement provides that BNP may borrow a portion of the pledged collateral (the "Lent Securities") in an amount not to exceed the outstanding borrowings owed by the Company to BNP under the CFA. BNP may re-register the Lent Securities in its own name or in another name other than the Company and may pledge, re-pledge, sell, lend, or otherwise transfer or use the Lent Securities with all attendant rights of ownership. The Company may designate any security within the pledge collateral as ineligible to be a Lent Security, provided there are eligible securities within the pledged collateral in an amount equal to the outstanding borrowing owed by the Company. BNP must remit payment to the Company equal to the amount of all dividends, interest, or other distributions earned or made by the Lent Securities.

Under the Lending Agreement, Lent Securities are marked to market daily and, if the value of the Lent Securities exceeds the value of the then-outstanding borrowings owed by the Company to BNP under the CFA (the "Current Borrowings"), BNP must, on that day, either (1) return Lent Securities to the Company's custodian in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings; or (2) post cash collateral with the Company's custodian equal to the difference between the value of the Lent Securities and the value of the Current Borrowings. If BNP fails to perform either of these actions as required, the Company will recall securities, as discussed below, in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Currrent Borrowings. The Company can recall any of the Lent Securities and BNP is obligated, to the extent commercially possible, to return such security or equivalent security to the Company's custodian no later than three business days after such request. If the Company recalls a Lent Security pursuant to the Lending Agreement, and BNP fails to return the Lent Securities or equivalent securities in a timely fashion, BNP shall remain liable to the Company's custodian for the ultimate delivery of such Lent Securities, or equivalent securities, and for any buy-in costs that the executing broker for the sales transaction may impose with respect to the failure to deliver. The Company shall also have the right to apply and set-off an amount equal to one hundred percent (100%) of the then-current fair value of such Lent Securities against the Current Borrowings. The Company earns securities lending income consisting of payments received from BNP for lending certain securities, less any rebates paid to borrowers and lending agent fees associated with the loan. As of and for the years ended December 31, 2013 and December 31, 2014, there were no Lent Securities.

Strategy and Returns

The Company's strategy in 2014 and into 2015 continues to be to own and operate self storage facilities and maintain certain investments in the securities of large, quality companies in the REIT universe. The Company's current strategy has resulted in a total return for the year ended December 31, 2014, based on net asset value of 20.67% and a total return based on market price value of 8.72%. Distributions for the year through December 31, 2014 totaled $0.26 per share. The Company net asset value per share as of December 31, 2014 was $5.14 and its share closing market price was $3.63.

Item 3.                                        Properties.

The information required by this item is contained in Item 2 and is incorporated herein by reference.

Item 4.                                        Security Ownership of Certain Beneficial Owners and Management.

As of April 30, 2015, the Company is not aware of any person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder and exemptions granted therefrom, both as amended from time to time (the "Exchange Act")), owning beneficially more than 5% of the Company's outstanding common stock, except as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
Financial & Investment Management Group, Ltd. 111 Cass St. Traverse City, MI 49684	1,093,293(1)	14.74%
(1)
The number of shares shown is based solely on the Form 13G/A filed by Financial & Investment Management Group, Ltd. ("FIMG") on June 5, 2015, reflecting information as of May 31, 2015, according to which FIMG has shared voting and investment power over the shares reported.  FIMG states in such Form 13G/A that it is a registered investment advisor, managing individual client accounts and that all shares represented in the report are held in accounts owned by the clients of FIMG.  FIMG disclaims beneficial ownership of the shares reported.

As of the May 31, 2015, the officers and directors of the Company directly own in the aggregate less than 1% of the Company's outstanding common stock, except as follows:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
Mark C. Winmill	169,173(2)	2.28%
Thomas B. Winmill PO Box 4 Walpole, NH 03608	149,396(3)	2.01%
Winmill Family Trust	148,932(4)	2.01%
Winmill & Co. Incorporated	148,932(5)	2.01%
(1)	Unless otherwise noted, the address of each owner is 11 Hanover Square, New York, NY 10005.

(2)
Mark C. Winmill is a trustee of the Winmill Family Trust and may be deemed to have indirect beneficial ownership of the 148,932 shares directly and indirectly owned by Winmill & Co. Incorporated ("Winco") as a result of his status as a controlling person of the Winmill Family Trust. Mr. Mark Winmill disclaims beneficial ownership of these shares. Mr. Mark Winmill beneficially owns less than 1% of the outstanding shares of the Company. He does not disclaim beneficial ownership of these 20,241 shares.

(3)
Thomas B. Winmill is a trustee of the Winmill Family Trust and may be deemed to have indirect beneficial ownership of the 148,932 shares directly and indirectly owned by Winco as a result of his status as a controlling person of the Winmill Family Trust. Mr. Thomas Winmill disclaims beneficial ownership of these shares. Mr. Thomas Winmill beneficially owns less than 1% of the outstanding shares of the Company. He does not disclaim beneficial ownership of these 464 shares.

(4)	The Winmill Family Trust owns all of the voting stock of Winco.

(5)
Winco has direct beneficial ownership of 127,869 shares and may be deemed to have indirect beneficial ownership of 21,063 shares held by Tuxis Corporation. Midas Securities Group, Inc., a wholly owned subsidiary of Winco, owns approximately 20% of Tuxis Corporation's outstanding common stock. Winco disclaims beneficial ownership of the 21,063 shares held by Tuxis Corporation.

Item 5.                                        Directors and Executive Officers.

The following table sets forth certain information concerning the directors currently serving on the Board of Directors of the Company. The directors of each class shall serve for terms of five years and then carryover until their successors are elected and qualify. Unless otherwise noted, the address of record for the directors and officers is 11 Hanover Square, New York, New York 10005.

Name, Address, and Date of Birth	Position(s) Held with the Company	Director Since	Principal Occupation(s) for the Past Five Years	Number of Portfolios in Fund Complex Overseen by Director(1)	Other Directorships Held by Director(2)
INTERESTED DIRECTORS
MARK C. WINMILL(3) November 26, 1957	Class V Director, President, Chief Executive Officer	2012	President, Chief Executive Officer, and a Director or Manager of the Company, and its subsidiaries and Tuxis. He is Vice President of the Fund Complex and Chief Investment Strategist of Bexil Advisers LLC and Midas Management Corporation (registered investment advisers and, collectively, the "Advisers"). He is Executive Vice President and a Director of Winco. He is a principal of Bexil Securities LLC and Midas Securities Group, Inc. (registered broker-dealers and, collectively, the "Broker-Dealers"). He is Vice President of Bexil Corporation ("Bexil")(4).	1	None

THOMAS B. WINMILL, ESQ.(3) PO Box 4 Walpole, NH 03608 June 25, 1959	Class IV Director, Vice President	1997	Vice President and a Director of the Company. He is Vice President of Tuxis. He is President, Chief Executive Officer, and a Director or Trustee of the Fund Complex. He is President, Chief Executive Officer, General Counsel, and a Director or Manager of the Advisers, the Broker-Dealers, Bexil, and Winco. He is a Director of Bexil American Mortgage Inc. and Castle Mortgage Corporation. He is a member of the New York State Bar and the SEC Rules Committee of the Investment Company Institute.	6	None

INDEPENDENT DIRECTORS
BRUCE B. HUBER, CLU, ChFC, MSFS February 7, 1930	Class III Director	2004	Retired. He is a former Financial Representative with New England Financial, specializing in financial, estate, and insurance matters. He is a member of the Board, emeritus, of the Millbrook School, and Chairman of the Endowment Board of the Community YMCA of Red Bank, NJ.	6	None

JAMES E. HUNT December 14, 1930	Class II Director	2004	Retired. He is a former Limited Partner of Hunt Howe Partners LLC, executive recruiting consultants.	6	None

PETER K. WERNER August 16,1959	Class I Director	1997	Since 1996, he has been teaching, coaching, and directing a number, of programs at The Governor's Academy of Byfield, MA. Currently, he serves as chair of the History Department. Previously, he held the position of Vice President in the Fixed Income Departments of Lehman Brothers and First Boston. His responsibilities included trading sovereign debt instruments, currency arbitrage, syndication, medium term note trading, and money market trading.	6	None
Messrs. Huber, Hunt, and Werner also serve on the Audit, Nominating, and Compensation Committees of the Board. Mr. Mark Winmill also serves on the Executive Committee of the Board. Each of the directors serves on the Continuing Directors Committee of the Board.

(1)
The Fund Complex is comprised of the Company, Dividend and Income Fund, Foxby Corp., and Midas Series Trust. Dividend and Income Fund, Foxby Corp., and Midas Series Trust are managed by affiliates of the Company.

(2)
Refers to directorships held by a director within the last five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company under the Act, excluding those within the Fund Complex.

(3)	He is an "interested person" of the Company as defined in the 1940 Act due to his role as an officer of the Company. Mark C. Winmill and Thomas B. Winmill are brothers.
(4)	Dividend and Income Fund, Foxby Corp., Midas Series Trust, Tuxis, the Advisers, Winco, the Broker-Dealers, and Bexil may be deemed to be affiliates of the Company.

The executive officers, other than those who serve as directors, and their relevant biographical information are set forth below.

EXECUTIVE OFFICERS
Name and Date of Birth	Position(s) Held with the Company	Officer Since*	Principal Occupation(s) for the Past Five Years
Russell Kamerman, Esq. July 8, 1982	Chief Compliance Officer, AML Officer, Associate General Counsel, Vice President and Assistant Secretary	2014
From September 2008 through December 2014, he was an attorney in private practice focusing on regulatory, compliance and other general corporate matters relating to the structure, formation and operation of investment funds and investment advisers. He also serves as Chief Compliance Officer, Anti-Money Laundering Officer, Associate General Counsel, Vice President and Assistant Secretary of Tuxis, the Fund Complex, the Advisers, the Broker-Dealers, Bexil, and Winco. He is a member of the New York State Bar.

Heidi Keating March 28,1959	Vice President	1997	Vice President of Tuxis, the Fund Complex, the Advisers, the Broker-Dealers, Bexil, and Winco.
Robert J. Mathers May 5, 1967	Vice President, Operations	2012	Vice President, Operations of Tuxis.
Thomas O'Malley July 22, 1958	Chief Financial Officer, Treasurer, Vice President	2005	Chief Financial Officer, Treasurer, and Vice President of Tuxis, the Fund Complex, the Advisers, the Broker-Dealers, Bexil, and Winco. He is a certified public accountant.
John F. Ramirez, Esq. April 29,1977	General Counsel, Chief Legal Officer, Secretary, Vice President	2005
General Counsel, Chief Legal Officer, Vice President, and Secretary of the Fund Complex and Tuxis. He is Vice President, Senior Associate General Counsel, and Secretary of the Advisers, the Broker-Dealers, Bexil, and Winco. He also is a member of the New York State Bar and the Investment Advisers Committee, Small Funds Committee, and Compliance Advisory Committee of the Investment Company Institute.

*Officers hold their positions with the Company until a successor has been duly elected and qualifies. Officers are generally elected annually. The officers were last elected on December 10, 2014.
Item 6.                                        Executive Compensation.

The following is a description of the material elements of compensation for our named executive officers listed below:
•	Mark C. Winmill, President and Chief Executive Officer;
and
•	Thomas O'Malley, Chief Financial Officer, Treasurer, and Vice President.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by the Company to or on behalf of our named executive officers for services provided to the Company during the years ended December 31, 2014 and 2013. The Company has not granted or paid any stock awards, option awards, nonequity incentive plan compensation, or nonqualified deferred compensation earnings to any of its employees, officers, or directors.

				All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)	Total ($)

Mark C. Winmill	2014	240,000	-	44,701	284,701
President and Chief Executive Officer	2013	215,000	60,000	32,515	307,515

Thomas O'Malley	2014	110,175	3,850	7,460	121,485
Chief Financial Officer, Treasurer, and Vice President	2013	54,560	2,575	3,836	60,971

All Other Compensation for our named executive officers for the year ended December 31, 2014 consisted of:

Name	401 (k) Match ($)	Benefits ($)	Auto Lease and Insurance ($)	Total of All Other Compensation ($)

Mark C. Winmill	7,325	16,540	20,836	44,701

Thomas O'Malley	6,610	850	-	7,460

Benefits consist of premiums paid by the Company for medical, dental, vision, life, and long term disability insurances. The Company and its affiliates (as detailed below) participate in a 401(k) retirement savings plan for substantially all qualified employees. A matching expense based upon a percentage of contributions to the plan by eligible employees is incurred and allocated among the Company and its affiliates. The matching expense is accrued and funded on a current basis and may not exceed the amount permitted as a deductible expense under the IRC. The Company's allocated matching expense to Mr. Winmill and Mr. O'Malley under the plan was $7,325 and $6,610 for the year ended December 31, 2014.

Employment Agreement

The Company has a one year employment agreement with Mark C. Winmill dated July 1, 2014.  On June 3, 2015, the Company's Board of Directors approved a new one year employment agreement with Mark C. Winmill commencing July 1, 2015. Mr. Winmill's compensation, with respect to the Company, may consist of a salary, bonus, employee benefits, and/or reimbursement of reasonable business expenses, pursuant to such employment agreements. Pursuant to such employment agreements, Mr. Winmill shall hold the title of President and Chief Executive Officer of the Company. Under the current employment agreement, the Company pays Mr. Winmill a salary at a rate of $20,000 per month. Under the new employment agreement commencing July 1, 2015, the Company will pay Mr. Winmill a salary at a rate of $22,500 per month, as modified from time to time at the discretion of the Board or a duly constituted committee of the Board.

The employment agreements may be terminated on death, disability, for cause, voluntarily by Mr. Winmill, upon expiration of the employment term, deregistration under the 1940 Act, or without cause (subject to certain conditions), as each is described in the employment agreements. Upon termination, Mr. Winmill shall be entitled to receive: (i) his base salary through the effective date of termination; (ii) the right to continue health care benefits under COBRA, at his cost, to the extent required and available by law; (iii) payment of any accrued but unused vacation; (iv) reimbursement of accrued but unpaid expenses for which he is entitled to be reimbursed; and (v) no other severance or benefits of any kind, unless required by law or pursuant to any other written Company plans or policies, as then in effect. Upon involuntary termination without cause or for good reason, Mr. Winmill shall also be entitled to receive continuation of his base salary as then in effect (less applicable withholding) for a period following the date of termination of six (6) months thereafter, payable in accordance with the Company's normal payroll practices.

Director Compensation
Currently, the basis of compensation for the independent directors of the Company is an annual retainer of $1,600, payable quarterly, a fee of $1,600 for each quarterly Board meeting attended, $250 for each special meeting attended, $250 for each committee meeting attended, and $500 per annum per committee chaired.  Each independent director is reimbursed for reasonable travel and out-of-pocket expenses associated with attending Board and committee meetings.
A summary of the compensation and benefits for the directors of the Company for the fiscal year ended December 31, 2014 is shown in the following table:
Name	Fees earned or paid in cash ($)	Total ($)
Independent Directors:
Bruce B. Huber	$12,250	$12,250
James E. Hunt	$12,250	$12,250
Peter K. Werner	$13,750	$13,750
Interested Directors:
Mark C. Winmill	$0	$0
Thomas B. Winmill	$0	$0

Item 7.                                        Certain Relationships and Related Transactions, and Director Independence.

There are no currently proposed transactions nor have there been any transactions during the Company's last two fiscal years in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person (as defined in Item 404 of Regulation S-K of the Exchange Act) had or will have a direct or indirect material interest.  The Company has not had a promoter at any time during the past five fiscal years and does not have a parent.
Certain officers of the Company also serve as officers and/or directors of Winco, Bexil, Tuxis, and their affiliates (collectively with the Company, the "Winco Affiliates"). As of December 31, 2014, certain of the Winco Affiliates owned approximately 2% of the Company's outstanding common stock. Pursuant to an arrangement between a professional employer organization ("PEO") and the Winco Affiliates, the PEO provides payroll, benefits, compliance, and related services for employees of the Winco Affiliates in accordance with applicable rules and regulations under the IRC, and, in connection therewith, Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to the Winco Affiliates' employees including those who are concurrently employed by the Company and the Winco Affiliates. Rent expense of concurrently used office space and overhead expenses for various concurrently used administrative and support functions incurred by the Winco Affiliates are allocated at cost among them.  The aggregate rent and overhead accrued and paid by the Company for the year ended December 31, 2014 was $65,156. As of December 31, 2014, the Company had reimbursements payable to MMC and Winco for compensation and benefits and rent and overhead of $44,074.
Director Independence
Messrs. Huber, Hunt, and Werner (collectively, the "Independent Directors") are not "interested persons" of the Company as defined under section 2(a)(19) of the 1940 Act. Each of the Independent Directors also complies with the definition of "Independent Director" under NASDAQ Listing Rule 5605(a)(2). Additional information regarding the Independent Directors is contained in Item 5.

Item 8.                                        Legal Proceedings.

From time to time, the Company or its subsidiaries may be named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. We are also subject to governmental or regulatory examinations or investigations. Examinations or investigations can result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. For any such matters, the Company will seek to include in its financial statements the necessary provisions for losses that it believes are probable and estimable. Furthermore, the Company will seek to evaluate whether there exist losses which may be reasonably possible and, if material, make the necessary disclosures. The Company currently does not have any material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 9.	Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters.
Market Information
The Company's shares of common stock are quoted over the counter under the ticker symbol SELF. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  The following table presents the high and low bid information for shares of the Company's common stock for each full quarterly period within the two most recent fiscal years and first quarter of 2015.
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
	High	Low	High	Low	High	Low	High	Low
2013	$4.30	$3.74	$4.27	$3.66	$4.03	$3.63	$3.85	$3.57
2014	$3.96	$3.61	$3.81	$3.15	$3.68	$3.17	$3.95	$3.48
2015	$3.70	$3.45

As of December 31, 2014, there were approximately 1,683 record and beneficial holders of the Company's common stock.

Dividends

The Company's current distribution policy is to provide stockholders with a relatively stable cash flow and attempt to reduce or eliminate the Company's market price discount to its net asset value per share. The distributions are paid from ordinary income and any net capital gains, with the balance representing return of capital. The policy may be changed or discontinued without notice but the Company currently expects that comparable cash dividends will continue to be paid in the future. The Company's distributions are not tied to its net investment income and net realized capital gains and do not represent yield or investment return. The following table presents the amount of each quarterly dividend paid on the Company's common stock for the two most recent fiscal years and the first quarter of 2015.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2013	$0.065	$0.065	$0.065	$0.152
2014	$0.065	$0.065	$0.065	$0.065
2015	$0.065

Item 10.                          Recent Sales of Unregistered Securities.

The Company did not sell any securities within the past three years which were not registered under the Securities Act of 1933, as amended.

Item 11.                          Description of Company's Securities to be Registered.

The Company is currently authorized to issue twenty million (20,000,000) shares of common stock, with a par value of ($.01) per share. As of December 31, 2014, 7,416,766 shares of common stock of the Company were outstanding. All shares of the Company's common stock have the same dividend, distribution, and voting rights and have no preemptive, conversion, exchange, or redemption rights. The Board is authorized to classify or to reclassify any unissued shares of stock of the Company, whether now or hereafter authorized, by setting, changing or eliminating the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions or rights to require redemption of the stock.

The Company's stock is fully paid and non-assessable. Shares of common stock are entitled to such dividends or distributions, in stock or in cash or both, as may be declared from time to time by the Board of Directors, acting in its sole discretion. In case of dissolution or other liquidation of the Company, shareholders will be entitled to receive ratably per share the net assets of the Company. Each outstanding share of common stock or fraction thereof, is entitled to one vote or fraction thereof, as the case may be, on each matter submitted to a vote of the stockholders.

As noted previously, in connection with the adoption of a stockholder rights plan, the Board declared a special dividend distribution of one non-transferrable right for each outstanding share of the Company's common stock, par value $.01 per share, to stockholders of record at the close of business on March 27, 2015. Each right entitles the registered holder to purchase from the Company one share of its common stock, par value $.01 per share, subject to adjustment.  The rights will expire on July 24, 2015 unless earlier redeemed or exchanged by the Company.  Subject to certain exceptions in the rights agreement ("Rights Agreement"), the rights will become exercisable 10 days following a public announcement that a "person" (as defined in the Rights Agreement) or a group of affiliated or associated persons have acquired "beneficial ownership" (as defined in the Rights Agreement) of 18% or more of the outstanding shares of the Company's common stock. In this event, however, any person who "beneficially owns" (as defined in the Rights Agreement) more than 16% of the outstanding common shares of the Company's common stock will not be permitted to exercise any rights associated with common shares beneficially owned in excess of 16% of the outstanding common shares of the Company, and those additional rights will be deemed null and void. The Board of Directors may terminate the stockholder rights plan at any time or redeem the rights, for $.01 per right, at any time before a person or a group of affiliated or associated persons beneficially owns 18% or more of the Company's common stock.

Item 12.                                        Indemnification of Directors and Officers.

The Company is incorporated under Maryland law. Section 2-418 of the Maryland General Corporation Law requires the Company to indemnify its directors, officers and employees against expenses, including legal fees, in a successful defense of a civil or criminal proceeding. The law also permits indemnification of directors, officers, employees and agents unless it is proved that (a) the act or omission of the person was material and was committed in bad faith or was the result of active or deliberate dishonesty, (b) the person received an improper personal benefit in money, property or services or (c) in the case of a criminal action, the person had reasonable cause to believe that the act or omission was unlawful.

The Company's Charter: (1) provides that, to the maximum extent permitted by applicable law, a Continuing Director (as such term is defined in the Charter) or officer will not be liable to the Company or its stockholders for monetary damages; (2) requires the Company to indemnify and advance expenses to its present and past Continuing Directors, officers, employees, agents, and persons who are serving or have served at the request of the Company as a director, officer, employee or agent for another entity; (3) provides that the Company may purchase and maintain insurance on behalf of any Continuing Director, officer, employee or agent of the Company and persons who are serving or have served at the request of the Company as a director, officer, employee or agent for another entity; and

(4) requires that any repeal or modification of the Articles of Incorporation or Bylaws or adoption or modification of any provision of the Articles of Incorporation or Bylaws inconsistent with the indemnification provisions, be prospective only to the extent such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of or indemnification and advance of expenses available to any person covered by the indemnification provisions of the Articles of Incorporation and Bylaws.

      Article VIII of the Bylaws sets forth the procedures by which the Company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a current or former Continuing Director, officer, employee or agent of the Company and who is made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director, officer, employee or agent of the Company and at the request of the Company, serves or has served in a similar capacity for another entity and who is made a party to the proceeding by reason of his or her service in that capacity.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act"), may be provided to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

      The Company also maintains a directors and officers/errors and omissions liability insurance policy (the "D&O/E&O Policy") on behalf of the directors and officers. Under the D&O/E&O Policy, in the event claims are made against the directors and officers, individually or collectively, for a Wrongful Act (as defined in the D&O/E&O Policy), the insurer will pay in accordance with the terms of the policy on behalf of the directors and officers or any of them, all loss resulting therefrom in excess of the applicable deductible amount which the directors and officers or any of them shall become legally obligated to pay, except for such loss (1) which the Company actually pays as indemnification, or (2) for which the Company is legally permitted to indemnify the directors and officers but does not pay as indemnification, unless such failure to pay is due to the financial incapability of the Company following its bankruptcy or receivership or, if such Company is an investment company registered under the Investment Company Act of 1940, its liquidation.

Item 13.                          Financial Statements and Supplementary Data.

The Company's audited financial statements for the years ended December 31, 2014 and December 31, 2013, as filed with the SEC in Form N-CSR, can be found at http://www.sec.gov/Archives/edgar/data/1031235/000151000115000019/self.htm and http://www.sec.gov/Archives/edgar/data/1031235/000103123514000004/selfncsrmar2014.htm, respectively, and are incorporated herein by reference.

      Filed herewith as Exhibit 99 and incorporated herein by reference are the Company's unaudited pro forma condensed consolidated financial statements applying the change in accounting principle from fair value accounting to historical cost following the Company deregistration under the 1940 Act.

Item 14.                          Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.                          Financial Statements and Exhibits.

(a) (i)
Audited financial statements for the year ended December 31, 2014, as filed with the SEC in Form N-CSR on March 9, 2015, can be found at http://www.sec.gov/Archives/edgar/data/1031235/000151000115000019/self.htm and are incorporated herein by reference.

(ii)
Audited financial statements for the year ended December 31, 2013, as filed with the SEC in Form N-CSR on March 11, 2014, can be found at http://www.sec.gov/Archives/edgar/data/1031235/000103123514000004/selfncsrmar2014.htm and are incorporated herein by reference.

(iii)	Unaudited pro forma condensed consolidated financial statements filed herewith as Exhibit 99.

(b)	Exhibits – See Exhibit Index below.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
SELF STORAGE GROUP, INC.

Date:            June 30, 2015                                                                                                    /s/ Mark C. Winmill
                                                 By:      Mark C. Winmill, President

Exhibit Index

Exhibit Item Number and Description	Incorporated by Reference to	Filed Herewith
3.1.1. Articles of incorporation	Company's registration statement filing on Form N-2, File Nos. 333-46765 and 811-08025, as filed with the SEC on January 23, 1997.
3.1.2. Articles of amendment	Company's registration statement filing on Form N-2, File No. 811-08025, as filed with the SEC on December 10, 2003.
3.1.3. Articles supplementary	Company's registration statement filing on Form N-2, File No. 811-08025, as filed with the SEC on December 10, 2003.
3.1.4. Articles of amendment		X
3.2. Amended and Restated Bylaws		X
4. Rights Agreement		X
10.1. Committed Facility Agreement	Company's filing on Form NSAR-A, File No. 811-08025, as filed with the SEC on August 29, 2012.
10.2. Lending Agreement	Company's filing on Form NSAR-A, File No. 811-08025, as filed with the SEC on August 29, 2012.
10.6.1. Employment Agreement dated July 1, 2014	Company's filing on Form NSAR-A, File No. 811-08025, as filed with the SEC on August 29, 2014.
10.6.2. Employment Agreement dated July 1, 2015		X
11. Statement re computation of per share earnings	Company's audited financial statements for the year ended December 31, 2014, as filed with the SEC in Form N-CSR on March 9, 2015
21. Subsidiaries of the registrant		X
99. Unaudited pro forma condensed consolidated financial statements		X